  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 11 December 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 11 December 2025 — Outcome of audit tender process

Exhibit 99.1

11 December 2025

National Grid plc ('National Grid' or the 'Company')

Outcome of audit tender process

National Grid announces that, following the conclusion of a formal competitive audit tender process led by the Audit & Risk Committee, the Board has approved the proposed re-appointment of Deloitte LLP ("Deloitte") as external auditor to take effect from, and including, the financial year ending 31 March 2028. The re-appointment is subject to shareholder approval at the 2027 Annual General Meeting. Deloitte will continue as the Company's external auditor for the financial years ending 31 March 2026 and, subject to shareholder approval at the 2026 Annual General Meeting, 31 March 2027.

In line with the UK Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, the Company is required to tender the statutory audit every 10 years and rotate every 20 years. The Company initially appointed Deloitte as the statutory auditor with effect from the year ending 31 March 2018.

Information on the audit tender process will be included in the Company's 2026 Annual Report and Accounts.

Julian Baddeley

Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

 Date: 11 Decemeber 2025  &#xD; &#xD; &#xD;&#xD; &#xD; &#xD;